Heidi Mayon 650.752.3227 HMayon@goodwinlaw.com	Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063 goodwinlaw.com T: 650.752.3100 F: 650.853.1038

December 17, 2020

Ms. Katherine Bagley

Office of Trade & Services

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Poshmark, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted December 4, 2020

CIK No. 0001825480

Dear Ms. Bagley:

This letter is submitted on behalf of Poshmark, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to Draft Registration Statement on Form S-1 submitted confidentially on December 4, 2020 (the “Draft Registration Statement”), as set forth in your letter dated December 14, 2020 addressed to Manish Chandra, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing a Registration Statement on Form S-1 (“Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the recitations of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and the Registration Statement (marked to show changes from the Draft Registration Statement).

Ms. Katherine Bagley

Securities and Exchange Commission

Amendment No. 2 to Draft Registration Statement on Form S-1, submitted December 4, 2020

Capitalization, page 50

1.

We note that you have revised your pro forma capitalization disclosures to give effect to the conversion of the convertible notes issued in September of 2020 into shares of Class A common stock at a discount to your offering price. Please revise to provide footnote disclosure explaining the nature and amounts of the adjustments made to your historical capitalization to give effect to the conversion of these notes. Your disclosures on page F-42 in Note 2 to your interim financial statements should also be revised to include these disclosures.

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has revised the disclosure on pages 52 and F-42 of the Registration Statement to address the Staff’s comment.

Business

Employees, page 100

2.

Please amend your disclosure to provide a more detailed discussion of your human capital resources, including any human capital measures or objectives upon which you focus in managing your business. For example, describe any measures or objectives that address the development, attraction, and retention of personnel. See Item 101(c)(2)(ii) of Regulation S-K. Alternatively, please tell us why you believe you are not required to include this disclosure.

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has revised the disclosure on page 110 of the Registration Statement to address the Staff’s comment.

Poshmark, Inc. Interim Financial Statements

Notes to Condensed Consolidated Financial Statements (unaudited)

11. Net Income (Loss) Per Share Attributable to Common Stockholders, page F-64

3.

Please revise to explain in further detail how you calculated the amount of the undistributed earnings attributable to participating securities that is deducted from net income to arrive at net income attributable to common shareholders for the nine months ended September 30, 2020.

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has revised the disclosure on pages F-51 and F-52 of the Registration Statement to address the Staff’s comment. The amount of undistributed earnings attributable to participating securities that is deducted from net income to arrive at net income attributable to common stockholders is based upon the Company’s amended and restated certificate of incorporation (the “COI”), dated October 18, 2017. Per the COI, the holders of redeemable convertible preferred stock are entitled to participate in noncumulative dividends on common stock at the rate of 8% of the applicable original issue price per share per annum based on the number of shares of common stock held on an as-converted basis. The Company calculated the annual dividend amount per the COI in order to allocate the amount of undistributed earnings attributable to participating securities for the nine months ended September 30, 2020, in accordance with ASC 260-10-45-65 which notes “Undistributed earnings for a period shall be allocated to a participating security based on the contractual participation rights of the security to share in those current earnings as if all of the earnings for the period had been distributed.”

[Signature Page Follows]

Ms. Katherine Bagley

Securities and Exchange Commission

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3227.

Sincerely,

/s/ Heidi Mayon

Heidi Mayon

cc:	Linda Cvrkel, Securities and Exchange Commission

Lyn Shenk, Securities and Exchange Commission

Mara Ransom, Securities and Exchange Commission

Manish Chandra, Poshmark, Inc.

Anan Kashyap, Poshmark, Inc.

Anthony J. McCusker, Goodwin Procter LLP

Alan Denenberg, Davis Polk & Wardwell LLP

Emily Roberts, Davis Polk & Wardwell LLP

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